-----------					------------------------------
|FORM 5   |                                              OMB APPROVAL
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___ Check this box if no longer subject to	OMB Number 3235-0362
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						hours per response ....... 1.0
						------------------------------



		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549



               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported


 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
	       Section 30(f) of the Investment Company Act of 1940


____________________________________________________________________________
1.   Name and Address of Reporting Person*

Mitchell			   James              K.
_____________________________________________________________________________
   (Last)                            (First)              (Middle)

9710 Scranton Rd. Ste. 100
_____________________________________________________________________________
                                    (Street)

  San Diego	                    CA                    92121
____________________________________________________________________________
   (City)                           (State)              (Zip)


____________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Detwiler, Mitchell & Co.  (Nasdaq: DMCO)
____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

____________________________________________________________________________
4.   Statement for Month/Year

12/2002
____________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


============================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chairman and Chief Executive Officer
____________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
____________________________________________________________________________




============================================================================
         Table I -- Non-Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned
============================================================================








                                                                                               6.
                                                      4.                          5.           Owner-
                                                      Securities Acquired (A) or  Amount of    ship
                                          3.          Disposed of (D)             Securities   Form:        7.
                                          Transaction (Instr. 3, 4 and 5)         Beneficially Direct       Nature of
1.           2.          2a.              Code        --------------------------  Owned at End (D) or       Indirect
Title of     Transaction Deemed execution (Instr. 8)              (A)     Price   of Month     Indirect     Beneficial
Security     Date        date (if any)    ----------  Amount      or              (Instr. 3    (I)          Ownership
(Instr. 3)   (mm/dd/yy)  (mm/dd/yy)       Code    V               (D)              and 4)      (Instr. 4)   (Instr. 4)
----------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------
Common Stock  12/31       n/a              J     V      5,212(1)   A      Various  219,117(2)    I           401K Plan
               2002
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------


======================================================================================================================



Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================

                                                                                                         10.
                                                                                                9.       Owner-
                                                                                                Number   ship
           2.                                                                                   of       Form
           Con-                                                                                 Deriv-   of     11.
           ver-                            5.                           7.                      ative    Deriv- Na-
           sion                            Number of                    Title and Amount        Secur-   ative  ture
           or                              Derivative   6.              of Underlying    8.     ities    Secur- of
           Exer-          3A.       4.     Securities   Date            Securities       Price  Bene-    ity:   In-
           cise   3.      Deemed    Trans- Acquired (A) Exercisable and (Instr. 3 and 4) of     ficially Direct direct
           Price  Trans-  Exec-     action or Disposed  Expiration Date ---------------- Deriv- Owned    (D) or Bene-
1.         of     action  ution     Code   of (D)       (Month/Day/Year)       Amount    ative  at End   In-    ficial
Title of   Deriv- Date    Date,     (Instr.(Instr. 3,   ----------------       or        Secur- of       direct Owner-
Derivative ative  (Month/ if any    8)     4 and 5)     Date    Expira-        Number    ity    Month    (I)    ship
Security   Secur-  Day/   (Month/   ------ ------------ Exer-   tion           of        (Instr.(Instr.  (Instr.(Ins.
(Instr. 3) ity     Year)  Day/Year) Code V (A)   (D)    cisable Date    Title  Shares    5)     4)       4)     4)
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Incentive  $1.00    11/06/  A       55,000         11/06/  12/06/  Common     55,000  $1.00   55,000   D
Stock               2002                           2002    2007    Stock
Option
(right to
buy)(3)
---------------------------------------------------------------------------------------------------------------------

Incentive  $3.876                                  12/13/   12/13/  Common    31,250  $3.876  31,250   D
Stock                                              2000     2004    Stock
Option
(right to
buy)(3)

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------


=====================================================================================================================

Explanation of Responses:
(1) Reported transaction includes 5,212 shares contributed to Reporting Persons 401K Plan in by employer in matching contributions.
    Stock purchased by employer on open market at various times throughout the year in dollar amounts not to exceed $5,100 in contributions per year.

(2) Total includes 1,325 shares owned by spouse of Reporting Person to which Reporting Person disclaims beneficial Ownership. Also includes approximately 14,154 shares held in 401(k) Plan of issuer as of December 31, 2002 representing matching contributions to Reporting Person's account since inception and 636 shares held in employer's now inactive Employee Stock Purchase Plan ("ESPP"). 401(k) and ESPP shares are being voluntarily reported in total shares owned.

(3) Previously reported.




/s/ James K. Mitchell                                       2/14/2003
---------------------------------------------            --------------------
      **Signature of Reporting Person                             Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

	  * If the form is filed by more than one reporting person, see instruction 4(b)(v)

	  **Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.

          If space provided is insufficient, see Instruction 6 for procedure.